BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 9, 2012

Via Facsimile and E-Mail

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Peggy Kim, Special Counsel

Re:	Complete Genomics, Inc.
Schedule TO filed on September 25, 2012
Filed by Beta Acquisition Corporation and BGI-Shenzhen
File No. 5-85871

Dear Ms. Kim:

We are counsel to Beta Acquisition Corporation (“Purchaser”) and BGI-Shenzhen (“Parent”) and on behalf of Parent and Purchaser, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2012, with respect to the Tender Offer Statement on Schedule TO that was filed by Parent and Purchaser with the Commission on September 25, 2012 (as amended, the “Schedule TO”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of Complete Genomics, Inc. (the “Company”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Offer to Purchase dated September 25, 2012, attached as Exhibit (a)(1)(A) to the Schedule TO.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Schedule TO

Source and Amount of Funds, page 13

Peggy Kim

Securities and Exchange Commission

October 9, 2012

1.	Please revise to disclose the material terms of each of the commitment letters, including the term, the collateral , the interest rates, any material conditions to the financing, and any other material terms and conditions. Refer to Item 1007(d)(1) of Regulation M-A. We note that you have filed the three commitment letters as exhibits to the Schedule TO; please also file any term sheets, addendums or exhibits to the commitment letters which describe the material terms. We may have further comment.

Response: We respectfully acknowledge the Staff’s comment. Parent and Purchaser have advised us that there are no additional term sheets, addendums or exhibits to the commitment letters.

Each commitment letter is subject to the execution and delivery of definitive loan documentation, the terms of which have not been finalized. Parent has been informed by ExIm, ABC and CCB (collectively, the “Banks”) that that (i) the loans would be subject to obtaining the regulatory approvals described in Section 16—“Certain Legal Matters; Regulatory Approvals” under the sub-headings “United States Antitrust Compliance”, “United States Foreign Investment Compliance” and “People’s Republic of China Regulatory Compliance”, (ii) the loans would be subject to the Banks being satisfied as to the amount of cash reserves held by Parent, (iii) the Banks would require a security interest in the entire equity interest of the Company, (iv) the Banks would require a security interest in all of the material patents and equity interests owned by Parent or its affiliates, including after the closing the material patents of and equity interests in the Company, (v) the Banks would require Parent’s key executives to provide a personal guarantee of the loans, (vi) the loans would have a term of approximately three years, (vii) the loans would have a stated and effective interest rate largely based on the People’s Bank of China Renminbi Lending Rate (currently 6.65%) and in any event not exceeding 10%, (viii) the parties to the loan documents would be ExIm, ABC and CCB, and Parent, certain of Parent’s subsidiaries and affiliates, Parent’s key executives, the Company and all of the Company’s subsidiaries, and (ix) the loans would have other customary terms and conditions.

As a result, we have added the following disclosure at the end of Section 9 of the Offer to Purchase to add the description reflected above and to address Item 1007(d)(1) of Regulation M-A:

“Each of the commitment letters with ExIm, ABC and CCB (collectively, the “Banks”) is subject to the execution and delivery of definitive loan agreements acceptable to ExIm, ABC and CCB, respectively. Parent has been informed by the Banks that the loan agreements are expected to include the following terms:

•

the loans would be subject to obtaining the regulatory approvals described in Section 16—“Certain Legal Matters; Regulatory Approvals” under the sub-headings “United States Antitrust Compliance”, “United States Foreign Investment Compliance” and “People’s Republic of China Regulatory Compliance”,

Peggy Kim

Securities and Exchange Commission

October 9, 2012

•	the loans would be subject to each of ExIm, ABC and CCB being satisfied as to the amount of cash reserves held by Parent,

•	the Banks would require a security interest in the entire equity interest of the Company,

•

the Banks would require a security interest in all of the material patents and equity interests owned by Parent or its affiliates, including after the closing the material patents of and equity interests in the Company,

•	the Banks would require Parent’s key executives to provide a personal guarantee of the loans,

•	the loans would have a term of approximately three years,

•	the loans would have a stated and effective interest rate largely based on the People’s Bank of China Renminbi Lending Rate (currently 6.65%) and in any event not exceeding 10%,

•

the parties to the loan documents would be ExIm, ABC and CCB, and Parent, certain of Parent’s subsidiaries and affiliates, Parent’s key executives, the Company and all of the Company’s subsidiaries, and

•	the loans would have other customary terms and conditions.”

2.	We note that the ABC Financing is conditioned on “Parent only using the ABC Commitment Letter to fund the acquisition of the Company;” however, it appears that three commitment letters will be used to fund the acquisition of the Company. Please revise or advise us.

Response: Under the terms of the ABC Commitment Letter, Parent is not limited to only using the ABC Commitment Letter to fund the acquisition of the Company. Parent may use the ABC Commitment Letter in conjunction with the ExIm Commitment Letter, the CCB Commitment Letter and/or any other commitment letters. The disclosure was not intended to suggest that no other commitment letter other than the commitment letter of ABC could be used by Parent to finance the acquisition of the Company.

As a result, we have revised the second bullet point under the heading “Agricultural Bank of China” in Section 9 of the Offer to Purchase to read as follows:

“Parent using the funds provided under loan documents pursuant to the ABC Commitment Letter only for the purpose of financing an acquisition of the Company.”

Peggy Kim

Securities and Exchange Commission

October 9, 2012

3.	We note that the disclosure states that Parent entered into the ABC commitment letter; however, Exhibit (b)(1) states that the bank is committed to providing the loan to “the offshore investment syndicated loan project.” Please revise Exhibit (b)(1) to identify which entity entered into the commitment letter with ABC.

Response: ABC is a member of a bank syndicate which will provide financing to Parent’s acquisition of the Company. This bank syndicate would be led by ExIm, and would include ExIm, ABC and CCB. The term “offshore” refers to the fact that the loan will be used for a purpose outside the PRC. Parent was the entity that received the ABC commitment letter.

As a result, we have revised the first paragraph under the heading “Agricultural Bank of China” in Section 9 of the Offer to Purchase to read as follows:

“On September 4, 2012, Parent received a commitment letter (the “ABC Commitment Letter”) from Agricultural Bank of China (“ABC”), pursuant to which ABC has committed, subject to certain conditions set forth in the ABC Commitment Letter, to provide Thirty Two Million Dollars ($32,000,000.00), as part of a bank syndicate to finance Parent’s offshore acquisition of Complete Genomics, Inc. (the “ABC Financing”). The bank syndicate would be led by ExIm, and would include ExIm, ABC and CCB.”

4.	We note that Parent entered into a “tentative commitment letter” with China Construction Bank. Please revise to further describe how the tentative commitment letter differs from a typical commitment letter. In this regard, please revise to clarify whether China Construction Bank is committed to providing the financing to the bidder subject to certain conditions and then describe those conditions, or whether the letter is a highly confident letter. We may have further comment.

Response: Parent and Purchaser have advised us that CCB titled its commitment letter as a “tentative commitment letter” to reflect the fact that CCB’s commitment is tentative pending the satisfaction of the conditions set out in Section 9 of the Offer to Purchase under the caption “China Construction Bank”. These conditions, as already set forth under the caption “China Construction Bank”, are (i) the Merger passing CCB’s loan approval procedures, (ii) Parent entering into a definitive borrowing contract with CCB, (iii) Parent fulfilling all conditions set out in CCB’s loan approval requirements and (iv) as part of the prior bullet point, including but not limited to Parent providing a guarantee that meets CCB’s requirements.

As a result, we have added the following disclosure in Section 9 of the Offer to Purchase to the end of the first paragraph under the caption “China Construction Bank”:

“CCB titled its commitment letter as a “tentative commitment letter” to reflect that its commitment is subject to a number of conditions (including the conditions described in the bullets below) and therefore in CCB’s view is tentative.”

Peggy Kim

Securities and Exchange Commission

October 9, 2012

Parent and Purchaser have authorized us to acknowledge to the Staff on their behalf that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that each of Parent and Purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you can reach Paul Scrivano at (415) 984-8734 or pscrivano@omm.com, or Wendy Pan at +86-21-23077031 or wpan@omm.com.

Sincerely,

Paul Scrivano
Wendy Pan
O’Melveny & Myers LLP

cc: Xu Xun and Eric Chu, BGI-Shenzhen